TECHNICAL REPORT AGUABLANCA NI-CU DEPOSIT

22.2	Certificate of Sia Khosrowshahi

I, Sia Khosrowshahi of Perth Australia, do hereby certify that as the author of this “Technical report on the Aguablanca Ni-Cu deposit, Extremadura Region, Spain”, dated March 31 2009, I hereby make the following statements:

•	I am employed as a Principal Ore Evaluation with Golder Associates (Australia) Ltd. with a business address at 1 Havelock St., West Perth.

•	I am a graduate of Leeds University, (PhD in Mining Geostatistics, 1982).

•	I am a member in good standing of the Australasian Institute of Mining and Metallurgy (Member number 109344).

•	I have practiced my profession continuously since graduation.

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I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purpose of NI 43-101.

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My relevant experience with respect Aguablanca Deposit includes over 25 years experience in geology, Mineral Resource estimation, ore reserves development, grade control, resource/reserves risk assessment techniques, computerized mine planning systems and technical engineering activities related to variety of commodities (in gold, Iron ore, nickel, bauxite, mineral sands, copper, rear earth, zinc, silver, manganese) and many projects specially in Australia, Chile, Indonesia, Africa, Papua New Guinea, Canada and Iran.

•	I am responsible for the preparation of Section 17.4 to 17.11 of this Technical Report titled “Technical report on the Aguablanca Ni-Cu deposit, Extremadura Region, Spain”, dated March 31, 2009.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

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As of the date of this Certificate, to my knowledge, information and belief, the sections of this Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

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I am independent of the Issuer as defined by Section 1.4 of the Instrument. I have read National Instrument 43-101 and the sections for which I am responsible in this Technical Report have been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signature

31 March 2009 Report No. 08511150292	101